AM 5-17-2005.




05041531

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30593


RECEIVED
MAY 0 2 2005
PROCESSING
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/ 01/ 2004 (MM/ DD/ YYYY) AND ENDING 12/ 31/ 2004 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

National Clearing Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
JUN 15 2005
THOMSON
FINANCIAL

15165 Ventura Blvd., Suite 330
(No. and Street)

Los Angeles (City) California (State) 91403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Chiodo (818) 907-6580
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — *if individual, state last, first, middle name*)

1900 Avenue of the Stars, 11th floor (Address) Los Angeles (City) California (State) 90067 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

STATE OF: California
)ss.
COUNTY OF: Los Angeles

I, Michael J. Chiodo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Clearing Corp, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer

Title

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me this 29th day of April, 2005 by Michael J. Chiodo, personally known to me or proved to me on the basis of satisfactory evidence to be the person who appeared before me.


DEISY A. DVORAK
Commission # 1564974
Notary Public - California
Los Angeles County
My Comm. Expires Mar 27, 2009



Signature of Notary

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (a) Statement of Financial Condition.
- [X] (a) Statement of Operations.
- [X] (a) Statement of Cash Flows
- [X] (a) Statement of Changes in Stockholder's Equity.
- [X] (a) Statement of Changes in Subordinated Borrowings.
- [X] (a) Computation of Net Capital.
- [X] (a) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (a) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (a) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (a) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (a) An Oath or Affirmation.
- [ ] (a) A Copy of the SIPC Supplemental Report.
- [ ] (a) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

National Clearing Corp

Financial Statements and Supplementary Schedules

Year ended December 31, 2004

Contents



BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Report of Independent Auditors

Board of Directors and Stockholder of
National Clearing Corp
Los Angeles, California

We have audited the accompanying statement of financial condition of National Clearing Corp (a Utah corporation and wholly owned subsidiary of JB Oxford Holdings, Inc.) (the "Company") as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17A-5 under the Securities Exchange Act of 1934. We have also audited the supplemental schedules on pages 19 to 28. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Clearing Corp at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that National Clearing Corp will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses, sold its significant operations, and has significant pending litigation. Further, there is a significant uncertainty with respect to the outcome of the SEC investigation into the late trading conducted by the Company. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability of assets or the amounts of liabilities that may result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 17 to 23 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary schedules required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Los Angeles, California
April 18, 2005

National Clearing Corp

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 11,676
Cash segregated under federal and other regulations	3,132,172
Receivable from broker-dealers and clearing organizations	99,608
Receivable from customers (net of $0 allowance for uncollectable receivables)	209
Receivable from affiliates	2,184,478
Note receivable from affiliate	2,828,765
Securities owned, at fair value	9,825
Furniture and equipment (net of accumulated depreciation of $294,347)	138,836
Deposits with clearing organizations and others, including securities with a market value of $149,571	4,652,541
Other assets	379,615
Total assets	$ 13,437,725

See accompanying notes.

National Clearing Corp

Statement of Financial Condition (continued)

December 31, 2004

Liabilities	
Payable to broker-dealers and clearing organizations	$ 160,543
Payable to customers	7,071
Accounts payable, accrued expenses and other liabilities	1,962,625
Payable to affiliate	2,093,422
Notes payable	1,000,000
Total liabilities	5,223,661
Commitments and contingencies *(Notes 12 and 15)*	
Subordinated borrowings (from Parent)	1,000,000
Stockholder's equity:	
Preferred stock, 10,000 shares authorized, no shares issued and outstanding	--
Common stock, $1 par value, 40,000 shares authorized, 6,000 shares issued and outstanding	6,000
Additional paid-in capital	8,657,287
Accumulated deficit	(1,449,223)
Total stockholder's equity	7,214,064
Total liabilities, subordinated borrowings and stockholder's equity	$ 13,437,725

See accompanying notes.

National Clearing Corp

Statement of Operations

Year ended December 31, 2004

Revenues:	
Interest revenues	$ 294,193
Brokerage revenues	462,651
Total revenues	756,844
Expenses:	
General and administrative	4,873,402
Depreciation and amortization	68,130
Total expenses	4,941,532
Loss from continuing operations before income taxes	(4,184,688)
Income tax expense	1,783
Net loss from continuing operations	(4,186,471)
Loss from discontinued operations	
Loss from operations of discontinued clearing operation (including gain on disposal of $247,790)	(3,457,888)
Income tax expense	--
Net loss from discontinued operations	(3,457,888)
Net loss	$ (7,644,359)

See accompanying notes.

National Clearing Corp

Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid-in	Retained Earnings (Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit)	Equity
Balance at January 1, 2004	6,000	$ 6,000	$ 8,657,287	$ 6,195,136	$14,858,423
Net loss	--	--	--	(7,644,359)	(7,644,359)
Balance at December 31, 2004	6,000	$ 6,000	$ 8,657,287	$(1,449,223)	$ 7,214,064

See accompanying notes.

National Clearing Corp

Statement of Cash Flows

Year ended December 31, 2004

Operating activities	
Net loss	$ (7,644,359)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	374,617
Gain on disposal of clearing operation	(247,790)
Abandonment of fixed assets	1,474,177
Provision for bad debt	3,086
Changes in operating assets and liabilities:	
Cash segregated under federal and other regulations	127,616,400
Deposits with clearing organizations and others	1,730,864
Receivable from broker-dealers and clearing organizations	29,160,584
Receivable from customers	78,247,856
Receivables from affiliates	(2,184,478)
Note receivable from affiliate	(328,765)
Other receivables	2,026,608
Securities owned	411,377
Other assets	31,287
Payable to broker-dealers and clearing organizations	(40,013,457)
Payable to customers	(195,333,224)
Securities sold, not yet purchased	(1,957,909)
Accounts payable, accrued expenses, and other liabilities	(437,893)
Payable to broker-dealer affiliate	(301,578)
Payable to parent/affiliates	645,097
Net cash used in operating activities	(6,727,500)
Investing activities	
Proceeds from disposal of clearing operation	247,790
Purchases of furniture, equipment and leasehold improvements	(208,301)
Net cash provided by investing activities	39,489
Decrease in cash and cash equivalents	(6,688,011)
Cash and cash equivalents, beginning of year	6,699,687
Cash and cash equivalents, end of year	$ 11,676
Schedule of supplemental information:	
Interest paid	$ 441,169
Cash paid for income taxes	$ 1,783

See accompanying notes.

1. Ownership Structure and Going Concern Uncertainty

National Clearing Corp. (the Company) was incorporated in August 1983 under the laws of the State of Utah. The Company is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the National Association of Securities Dealers (the NASD). On October 9, 2004, JB Oxford & Company, a sister company and largest correspondent broker, closed on an asset purchase agreement whereby all of JB Oxford & Company's retail accounts were sold to Ameritrade, Inc. Additionally, effective September 7, 2004, the Company sold the its clearing rights for the remaining correspondent clearing operation excluding JB Oxford & Company to North American Clearing, Inc. Effective November 16, 2004, the Company terminated it's ability to clear securities transactions and entered into a fully disclosed clearing agreement with North American Clearing to clear its remaining institutional and market making operation. The Company derives its revenues primarily from its remaining institutional brokerage operation. Please see Note 3 "Discontinued Operations" for more information. The Company's operations are conducted out of offices in Los Angeles, California. The Company is a wholly owned subsidiary of JB Oxford Holdings, Inc. (the Parent).

The accompanying financial statements have been prepared on a going concern basis, which reflects the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company incurred a loss of $7,644,359 during the year ended December 31, 2004. Additionally the Company has incurred losses of $1,546,100 and $7,830,518 for the years ended December 31, 2003 and 2002, respectively.

As noted in the preceding paragraphs the Company has incurred recurring operation losses, has sold its significant operations, and has significant pending litigation. Further, there is significant uncertainty with respect to the outcome of the SEC investigation into the late trading conducted by the Company.

Should the outcome or judgment against the Company from the SEC proceedings related to the ongoing mutual fund investigations (as disclosed in Note 12, Commitments and Contingencies) be significant, the demand for payment resulting from such outcome or judgment coupled with the Company's deteriorating financial results will likely affect the Company's ability to meet its obligations as they become due in the normal course of business. Should the Company be unable to meet its obligations as they become due, the Company would be forced to immediately file for protection under Chapter 11 of the United States Bankruptcy Code (Chapter 11).

The Company's ability to continue as a going concern is dependent upon several factors,

including, but not limited to (i) generating sufficient cash flows to sustain operations, and (ii) successfully settling or resolving litigation and regulatory matters. The accompanying financial statements do not include any adjustments relating to the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company file for protection under Chapter 11 or be unable to continue as a going concern

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Securities-Lending Activities

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. The Company ceased its securities lending activities during the current year.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return and the amount of current tax provision or benefit calculated is either remitted to or received from the Parent. The amount of the current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The Company files its own state and local tax returns. Deferred tax assets and liabilities represent amounts that will be deductible and payable, respectively, in future periods. Deferred tax provision or benefit is recognized in the financial statements for the changes in deferred tax assets or liabilities between years. As of December 31, 2004 the consolidated group have a net loss carry-forward of approximately $6,200,000 for Federal tax reporting purposes.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation on furniture and equipment is provided for on accelerated and straight-line bases using an estimated useful life of three to five years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease. All leasehold improvements were abandoned by the end of 2004. Expenditures for repairs and maintenance that do not significantly increase the life of the assets are charged to operations as incurred.

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at fair value due to their short -term nature.

3. Discontinued Operations

On August 20, 2004, the Company entered into an agreement with North American Clearing, Inc. to sell all of its clearing rights for the correspondent accounts of its correspondent clearing operation. Under the terms of the agreement, which became effective September 7, 2004, the Company received an initial payment of $100,000 in October 2004, and will receive 50% of the revenue related to the transferred correspondent accounts over the next five years, up to a maximum total payment of $2.5 million. In conjunction with the asset sale, the Company also discontinued its market making function. The Company's correspondent clearing and market making functions provided substantially all of the Company's operating revenues. In accordance with Statement of Financial Accounting Standard Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, this asset group has been presented as a discontinued operation in the accompanying statement of operations for the year ended December 31, 2004.

The following table reflects detailed amounts of revenue, expense and loss reported in discontinued operations for year ended December 31, 2004:

National Clearing Corp

Notes to Financial Statements (continued)

Revenues:	
Clearing and execution	$ 2,768,783
Trading profits, net	329,743
Commissions	326,318
Interest	3,548,431
Other	126,337
Total revenues	7,099,612
Expenses:	
Employee and broker compensation	3,153,903
Clearing and floor brokerage	688,684
Communications	1,064,829
Occupancy and equipment	1,411,046
Interest	363,901
Data processing charges	2,273,148
Promotional	147,720
Bad debt expense	2,546
Settlement expense	179,158
Other operating expenses	1,505,355
Total expenses	10,790,290
Loss from discontinued operations before other items and income taxes	(3,690,678)
Gain on disposal of clearing operation	247,790
Loss from discontinued operations before income taxes	(3,442,888)
Income tax provision	--
Net loss from discontinued operations	$(3,442,888)

4. Cash Segregated Under Federal and Other Regulations

Cash of $3,132,172 has been segregated in special reserve bank accounts for the benefit of customers under Securities and Exchange Commission (SEC) Rule 15c3-3. At December 31, 2004, cash segregated was $2,974,588 in excess of the required deposit. Excess funds at 2004 were withdrawn in March 2005, when the certificate of deposit matured.

5. Related Party Transactions

Management Fee

Pursuant to a formal agreement with the Parent, management fees of $400,000 paid to the Parent are included in general and administrative expense for the year ended December 31, 2004.

Note Receivable from Affiliate

The Company loaned $2,500,000 to Third Capital Partners, LLC (who maintains a controlling interest in the Parent) pursuant to a promissory note, as amended on March 22, 2002 is payable on or before December 31, 2006. The note bears interest at the rate of nine and one-quarter percent per annum. Interest income earned from this note for the year ended December 31, 2004 was $231,250. Included in the note receivable from affiliate balance on the December 31, 2004 statement of financial condition is $328,765 of accrued interest related to this note.

Payables to Related Parties

Payables to related parties consist of advances from JB Oxford & Company, a sister corporation. These advances are not subject to a formal note and are non-interest bearing.

Employee Benefit Plans

Certain employees of the Company participate in various compensation and bonus programs available to officers and key employees of the Parent and its subsidiaries. Benefit plans that are available to the employees include a 401(k) plan and a health and welfare plan. For the year ended December 31, 2004, 401(k) contributions amounted to $32,128 included in general and administrative expense.

6. Receivable From and Payable to Customers

Receivable from and payable to customers include amounts due to or from customers as a result of cash and margin transactions. Customer receivables are collateralized by securities owned by the customers. The fair value of such collateral is not reflected in the financial statements.

7. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2004, consist of the following:

	Receivable	Payable
Deposits for securities loaned	$ 3,000	$ --
Securities failed to deliver/receive	96,608	14,417
Payable to clearing organizations	--	10,243
Other	--	135,883
	$ 99,608	$ 160,543

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received subsequent to settlement date. At December 31, 2004, the market value of the securities failed to deliver was $69,632 and failed to receive was $4.

8. Furniture, Equipment and Leasehold Improvements

The following summarizes the Company's furniture and equipment at December 31, 2004:

Furniture and equipment	$ 433,183
Less: accumulated depreciation	(294,347)
	$ 138,836

For the year ended December 31, 2004, depreciation and amortization expense on furniture, equipment and leasehold improvements totaled $374,617, of which $68,130 is included in depreciation and amortization expense and $306,487 is included in loss from discontinued operations.

9. Income Taxes

The current and deferred portions of the income tax benefit included in the statement of operations are as follows:

	Current	Deferred	Total
Federal	$ --	$ 2,800,000	$ 2,800,000
State and local	1,783	470,000	471,783
Valuation allowance	--	(3,270,000)	(3,270,000)
Total	$ 1,783	$ --	$ 1,783

The components of the deferred tax asset are as follows:

Deferred tax assets:	
Net operating losses	$ 3,600,000
Less: valuation allowance	(3,600,000)
Total	$ --

As of December 31, 2004 the Company has a net loss carry-forward of approximately $8,800,000 for Federal purposes and $8,400,000 for state purposes that will expire in the year 2023 and 2013, respectively.. A valuation allowance has been placed against 100% of the net deferred tax asset due to the uncertainty as to its ultimate realization.

10. Notes payable

At December 31, 2004, the Company had $1,000,000 in notes payable to a former shareholder of the Parent which has accrued interest of $189,440. Accrued interest is included in accounts payable and other liabilities on the statement of financial condition. This debt bears interest at the broker call rate plus two percent not to exceed nine percent per annum. This note matured on March 31, 1999; however, the Company has decided to delay payment on the debt in light of the federal investigation. See below in Note 15, "Commitments and Contingencies."

11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule). The Company has elected to compute its net capital requirement under the "alternative" method, which requires minimum net capital to be the greater of $250,000 or 2 percent of aggregate debit balances arising from customers' transactions, as defined. The Rule also provides that equity capital may not be withdrawn or cash

distributions paid if the resulting net capital would be less than the amounts required under the Rule. Accordingly, distributions and advances to stockholders by the Company are limited to excess net capital under the most restrictive of these requirements. At December 31, 2004, the Company's net capital of $2,610,494 was $2,360,494 in excess of the $250,000 minimum required.

12. Commitments and Contingencies

Lease Commitments

Aggregate annual rental for office space under non-cancellable operating leases is as follows:

Fiscal years ending December 31:	
2005	$49,161
2006	5,873
Thereafter	--
	$55,034

Certain of these leases have standard escalation clauses. Rental expense for the year ended December 31, 2004 totaled $1,379,535, of which $142,729 is in general and administrative expenses and $1,236,806 is included in loss from discontinued operations.

Contingencies

The Company is a party to a number of pending legal, arbitration or administrative proceedings incidental to its business, including customer brokerage transactions claims as well as matters related to its clearing services resulting from the failure of certain correspondents. All of the legal, arbitration and administrative proceedings have arisen in the ordinary conduct of its business. There can be no assurance that in future periods these proceedings will not have a material adverse effect on the Company's financial condition or results of operations. Those proceedings that management believes may have a significant impact on the Company are described below.

In December 2003, EBC Trust commenced an arbitration action with the National Association of Securities Dealers, Inc., against JBOC, our sister brokerage firm, seeking recovery on the $1,000,000 subordinated note originally issued to RMS Network, Inc., and subsequently assigned with approval from the Company and the NASD to Oeri Finance, Inc. The Company intends to vigorously defend the action and believes that it has meritorious defenses including, without limitation: i) the suit is brought against the

wrong party; ii) no valid assignment has ever been approved by the Company or the NASD to EBC Trust, as required by the terms of the note; and iii) the Company will assert an offset for the Judgment obtained against Oeri Finance, Inc., described above.

On or about August 24, 2004, the SEC's Los Angeles Office commenced a civil lawsuit against the Company, its parent, and three of its former officers and employees, alleging violations of Section 17(a) of the Securities Act of 1933, Section 10(b) of the Exchange Act of 1934 and Rule 10b-5 thereunder, and Section 22(c) of the Investment Company Act of 1940 and Rule 22c-1 thereunder. In January 2005, all claims under Section 17(a) of the Securities Act of 1933 were dismissed by the Court, with prejudice. The remaining claims remain pending. The suit seeks unspecified monetary damages and penalties, as well as other remedies against the individual defendants. The suit contends that the Company wrongfully allowed customers to place mutual fund trades after 4:00p.m. EST, and wrongfully assisted clients in "market timing" of mutual funds. While the Company admits no wrongdoing and intends to vigorously defend itself, no assurance can be given as to the outcome of this matter. Although the likelihood of loss is probable, the Company has not accrued any specific amounts related to this matter, as the amount of loss is not estimable at this time. The Company maintains a litigation reserve, which it believes is adequate to cover the minimum estimated loss. However, substantial penalties in excess of the litigation reserve from fines or settlements resulting from an adverse outcome or judgment in this matter could have a material adverse effect on the financial position and results of operations of the Company.

13. Subordinated Borrowings

The borrowings under the subordinated loan agreement at December 31, 2003 consist of one loan totaling $1,000,000 with the Parent. The agreement carries interest at 15 percent per annum, payable monthly. The loan is due May 31, 2006 and for the year ended December 31, 2004 there has been no change in the principal amount outstanding.

The subordinated borrowing is available in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

14. Preferred Stock

The Company has been authorized to issue 10,000 shares of preferred stock, none of which had been issued at December 31, 2004. The preference to be given to preferred shares is determinable at the time of issuance.

15. Financial Instruments With Off-Balance Sheet Risk

As a securities broker-dealer, the Company provides services to individual institutional investors. The Company acts as an introducing broker and clears its customer and proprietary security transactions through another broker dealer on a fully disclosed basis. The clearing broker dealer provides these services for a fee and collects commission revenues generated. The Company is at risk of the nonperformance by its customers and is responsible for losses sustained by customers in excess of their account equity. It is also responsible for losses occurring in its own proprietary accounts. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets.

The Company is a market-maker for less than 10 public corporations whose securities are traded in primarily in the over-the-counter bulletin board system on the NASD's Automated Quotation System (NASDAQ). The Company selects companies in which it makes a market to facilitate trading activity of its own clients. Market-making may result in a concentration of securities, which may expose the Company to additional off-balance sheet risk.

Supplemental Schedules

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	**National Clearing Corp**	**as of December 31, 2004**

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)					7,214,064	3480
2. Deduct: ownership equity not allowable for net capital						3490
3 Total ownership equity qualified for net capital					7,214,064	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					1,000,000	3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and subordinated liabilities					8,214,064	3530
6. Deductions and/or charges						
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)			5,531,694	3540		
1. Additional charges for customers' and non-customers' securities accounts				3550		
2. Additional charges for customers' and non-customers' commodities accounts				3560		
B. Aged fail-to-deliver			37,846	3570		
1. Number of items	54	3450				
C. Aged short security differences – less reserve of		3460		3580		
number of items		3470				
D. Secured demand note deficiency				3590		
E. Commodity futures contracts and spot commodities Proprietary charges				3600		
F. Other deductions and/or charges			30	3610		
G. Deductions for accounts carried under Rule 15c3-1(a) (6), (a)(7) and (c)(2)(x)				3615		
H. Total deductions and/or charges					5,569,570	3620
7. Other additions and/or allowable credits (List)						3630
8. Net Capital before haircuts on securities positions					2,644,494	3640
9. Haircuts on securities: (computed, where applicable, permanent to 15c3-1 (f):						
A. Contractual securities commitments				3660		
B. Subordinated securities borrowings				3670		
C. Trading and investment securities:						
1. Bankers' acceptances, certificates of deposit and commercial paper			3,900	3680		
2. U.S. and Canadian government obligations			263	3690		
3. State and municipal government obligations				3700		
4. Corporate obligations				3710		
5. Stocks and warrants			161	3720		
6. Options				3730		
7. Arbitrage				3732		
8. Other securities				3734		
D. Undue concentration				3650		
E. Other (List)				3736	4,324	3740
10. Net Capital					2,640,170	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	National Clearing Corp	as of December 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)				3756
12. Minimum dollar net capital required of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)				3758
13. Net capital requirement (greater of line 11 or 12)				3760
14. Excess net capital (line 10 less 13)				3770
15. Excess capital at 1000% (line 10 less 10% of line 19)				3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				3790
17. Add:				
A. Drafts for immediate credit		3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited		3810		
C. Other unrecorded amounts (List)		3820		3830
18. Deduct: Adjustments based on deposits in Special Reserve Bank Accounts (15c3-1 (c)(1)(vii))				3838
19. Total aggregate indebtedness				3840
20. Percentage of aggregate indebtedness to net capital (line 19 – Line 10)				3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 – line 10 less item 4880 page 11)				3853

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers and dealers and consolidated subsidiaries' debits	4	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000	3880
24. Net capital requirement (greater of line 22 or 23)	250,000	3760
25. Excess net capital (line 10 less 24)	2,390,170	3910
26. Percentage of Net Capital to Aggregate Debits (line 10) by line 17, page 8)	1249040%	3851
27. Percentage of Net Capital after anticipated withdrawals to Aggregate Debits (line 10 less Item 4880, page 11) by line 17, page 8)	1249040%	3854
28. Net capital in excess of: 5% of combined aggregate debit items or $300,000	2,310,494	3920

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	National Clearing Corp	as of December 31, 2004

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)) Net Capital		3852

NOTES

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory from and the market values of memberships in exchanged contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

Reconciliation between the audited Net Capital of National Clearing Corp as of December 31, 2004, and the Net Capital reported in original unaudited filing:

Net capital, as reported in the company's (unaudited) FOCUS report	$ 1,854,802
Audit adjustments to ownership equity:	
Write off of fixed assets	(590,952)
Other net adjustments	(220,438)
Adjustments to non-allowable assets:	
Reductions of inter-company receivable	409,770
Reductions of fixed assets	1,238,964
Other net adjustments	(81,652)
Reduction of securities haircuts	29,676
Net capital	$ 2,640,170

National Clearing Corp

Schedule of Non-allowable Assets

December 31, 2004

Receivables from affiliates	$ 2,184,478
Note receivable from affiliate	2,828,765
Furniture, equipment, and leasehold improvements, net	138,836
Other assets	379,615
Total non-allowable assets	$ 5,531,694

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	National Clearing Corp	as of December 31, 2004

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES				
1. Free credit balances and other credit balances in customers' security accounts (See Note A, Exhibit A, Rule 15c3-3)	115,015	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (See Note B)		4350		
3. Monies payable against customers' securities loaned (See Note C)		4360		
4. Customers' securities failed to receive (see Note D)	4,415	4370		
5. Credit balances infirm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short security and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	4,357	4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			123,787	4430
DEBIT BALANCES				
12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	209	4440		
13. Securities borrowed to effectuate short sales by customers and customers and securities borrowed to make delivery on customers securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in customer accounts (See Note F)		4465		
16. Other (List)		4469		
17. **Aggregate debit items			209	4470
18. **Less 3% (for alternative method only – See Rule 15c3-1(f)(5(i))			(6)	4471
19. **TOTAL 15c3-3 DEBITS			203	4472
RESERVE COMPUTATION				
20. Excess of total debits over total credits (line 19 less line 11)				4480
21. Excess of total credits over total debits (line 11 less line 19)			123,584	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits				4500
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period			3,098,172	4510
24. Amount of deposit (or withdrawal) including $ ____ [4515] value of qualified securities				4520

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	National Clearing Corp	as of December 31, 2004

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

25. New amount in Reserve Bank Account(s) after adding Deposit or subtracting withdrawal including $ [4525] value of qualified securities — 3,098,172 [4530]
26. Date of deposit (MMDDYY) — [4540]

FREQUENCY OF COMPUTATION

27. Weekly X [4333] Monthly [4334]

EXEMPTIVE PROVISIONS

28. If an exemption from 15c3-3 is claimed, identify below the section upon which Such exemption is based (check one only)
    - A. (k) (1)-$2,500 capital category as per Rule 15c3-1 — [4550]
    - B. (k) (2)(A)-Special Account for the Executive Benefit of customers maintained — [4560]
    - C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] — [4570]
    - D. (k) (3)-Exempted by order of the Commission — [4580]

Reconciliation between the audited customer reserve computation of National Clearing Corp as of December 31, 2004, and the Customer reserve computation reported in original unaudited filing:

	Unaudited	Audited
Excess of total credits over total debits reported	$ 15,640	$ 15,640
Additions to customer credits		107,944
Excess of total credits over total debits	15,640	123,584
Amount held in reserve bank account	3,126,488	3,132,172
Haircut on certificate of deposit	(34,000)	(34,000)
Allowable amount held in reserve bank account	3,092,488	3,098,172
Excess of deposit over requirement	$3,076,848	$2,974,588

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	National Clearing Corp	as of December 31, 2004

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)**

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B — [4586]
   A. Number of items — -- [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D — $ [4588]
   A. Number of items — -- [4589]

   OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the Requirements of Rule 15c3-3 — Yes X [4584] No [4585]

NOTES

A. Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by the respondent within the time frames specified under Rule 15c3-3.

B. State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C. Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D. Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than within the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

Supplementary Report



BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors'
Report on Internal Control

The Board of Directors and Stockholder of
National Clearing Corp
Los Angeles, California

In planning and performing our audit of the financial statements of National Clearing Corp, formerly known as JB Oxford & Company (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding customer and firm assets, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e),
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13,
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System,
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3,

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) of the SEC list additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding customer and firm assets, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Los Angeles, California
April 18, 2005